                                                Filed pursuant to Rule 424(b)(3)
                                                              File No. 333-55744

                                 222,287 Shares

                                 CACHEFLOW INC.

                                  Common Stock

                               ----------------

   INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" STARTING ON PAGE 4.

                               ----------------

   The selling stockholders listed on page 15 are offering and selling 222,287 shares of our common stock under this prospectus.

   The selling stockholders may offer their CacheFlow stock through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices.

   Our common stock is traded on The Nasdaq National Market under the symbol "CFLO." On February 26, 2001, the closing bid price of the common stock on The Nasdaq National Market was $8.1875 per share.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                The date of this Prospectus is February 28, 2001

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
The Business of CacheFlow..................................................   3

Risk Factors...............................................................   4

Forward-Looking Statements.................................................  14

Use of Proceeds............................................................  14

Selling Stockholders.......................................................  15

Plan of Distribution.......................................................  16

Legal Matters..............................................................  16

Experts....................................................................  16

Where You Can Find More Information........................................  16

                           THE BUSINESS OF CACHEFLOW

   CacheFlow is focused on content-smart networking, which is a new layer of infrastructure for accelerating, delivering, and managing static, streaming, dynamic and application content. CacheFlow's appliances and content delivery technologies are designed to enable enterprises, service providers and content providers to deliver the right content to the right place at the right time. We began commercial shipment of our first products, a line of high-performance Internet caching appliances, in May 1998. Since that time, we have introduced other Internet appliances, which have a variety of hardware configurations designed for the different price, performance, capacity and reliability requirements of our customers. The list prices of these appliances increase as they become more highly configured. Substantially all of our net sales through January 31, 2001 were attributable to sales of our Internet appliance products.

   Our principal executive offices are located at 650 Almanor Avenue, Sunnyvale, California 94086 and our telephone number is (408) 220-2200.

                               ----------------

    This Prospectus includes trademarks of CacheFlow and other corporations.

                               ----------------

                                  RISK FACTORS

   Our business, financial condition and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks.

Risks Related to Our Business

 We only began selling our products in May 1998 and, as a result, you may have difficulty evaluating our business and operating results.

   We were founded in March 1996 and did not sell any products or services until May 1998. The market for our products is unproven. Our limited operating history makes an evaluation of our future prospects very difficult. We expect to encounter risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. Many of these risks are described in more detail in this "Risk Factors" section. Our business will be seriously harmed if we do not successfully execute our business strategy or if we do not successfully address the risks we face.

 We have a history of losses, expect to incur future losses and may never achieve profitability, which could result in the decline of the market price of our common stock.

   We incurred net losses of $119.2 million and $17.8 million for the three months ended January 31, 2001 and January 31, 2000. As of January 31, 2001, we had an accumulated deficit of $253.0 million. We have not had a profitable quarter since our inception and we expect to continue to incur net losses in the future. Our net sales and operating results for the quarter ended January 31, 2001 were significantly below our internal expectations and the expectations of public market analysts and investors. The price of our common stock has decreased significantly as a result. It is likely that in some future quarter or quarters, our operating results will again be below the expectations of public market analysts or investors. To date, we have funded our operations from the sale of equity securities and through bank loans and equipment leases.

   We expect to continue to incur significant operating expenses and, as a result, we will need to generate significant revenues if we are to achieve profitability. We may never achieve profitability. We expect to incur substantial non-cash costs relating to the amortization of deferred compensation and goodwill, which will contribute to our net losses. As of January 31, 2001, we had an aggregate of $36.7 million of deferred compensation and $482.0 million of goodwill to be amortized. The Company may record additional compensation expense in the future if management decides to modify existing option grants, grant below-market stock options in order to attract and retain employees in a highly competitive labor market, or make acquisitions that result in the recording of deferred stock compensation. Furthermore, the Company may record additional goodwill amortization in the future if the Company acquires additional complementary businesses.

 Because we expect our sales to fluctuate and our costs are relatively fixed in the short term, our ability to forecast our quarterly operating results is limited, and if our quarterly operating results are below the expectations of analysts or investors, the market price of our common stock may decline.

   Our net sales and operating results are likely to vary significantly from quarter to quarter. We believe that quarter-to-quarter comparisons of our operating results should not be relied upon as indicators of future performance. Our operating results were significantly below the expectations of public market analysts for the quarter ended January 31, 2001. It is likely that in some future quarter or quarters, our operating results will again be below the expectations of public market analysts or investors. When this occurs, the price of our common stock could decrease significantly. A number of factors are likely to cause variations in our net sales and operating results, including factors described in this "Risk Factors" section.

   We cannot reliably forecast our future quarterly sales for several reasons, including:

  . we have a limited operating history, and the market in which we compete is relatively new and rapidly evolving;

  . our sales cycle varies substantially from customer to customer; and

  . our sales cycle has been lengthening as the complexity of content-smart networking solutions continues to increase.

   A high percentage of our expenses, including those related to research and development, sales and marketing, general and administrative functions and amortization of deferred compensation and goodwill, are essentially fixed in the short term. As a result, if our net sales are less than forecasted, our quarterly operating results are likely to be seriously harmed.

 We expect increased competition and, if we do not compete effectively, we could experience a loss in our market share and sales.

   The market for content-smart networking solutions is intensely competitive, evolving and subject to rapid technological change. The intensity of competition is expected to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. We may not be able to compete successfully against current or future competitors and we cannot be certain that competitive pressures we face will not seriously harm our business. Our competitors vary in size and in the scope and breadth of the products and services they offer. We primarily encounter competition from a variety of companies, including Cisco Systems, Inktomi, Network Appliance, Novell, Dell and various others using publicly available, free software. In addition, we expect additional competition from other established and emerging companies as the market for content-smart networking continues to develop and expand.

   Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we do. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, marketing, promotion and sale of their products than we can. The products of our competitors may have features and functionality that our products do not have. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the market acceptance of their products. In addition, our competitors may be able to replicate our products, make more attractive offers to existing and potential employees and strategic partners, more quickly develop new products or enhance existing products and services, or bundle content-smart networking solutions in a manner that we cannot provide. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidation.

 Our variable sales cycle makes it difficult to predict the timing of a sale or whether a sale will be made, which makes our quarterly operating results less predictable.

   Because customers have differing views on the strategic importance of implementing content-smart networking solutions, the time required to educate customers and sell our products can vary widely. As a result, the evaluation, testing, implementation and acceptance procedures undertaken by customers can vary, resulting in a variable sales cycle, which typically ranges from two to nine months. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing expenses and expend significant management efforts. In addition, purchases of our products are frequently subject to unplanned processing and other delays, particularly with respect to larger customers for whom our products represent a very small percentage of their overall purchase activity. Large customers typically require approvals at a number of management levels within their organizations, and, therefore, frequently have longer sales cycles. The increasingly complex technological issues associated with content networking and delivery solutions contributed to longer sales cycles for the three months ended January 31, 2001 and a resulting decline in our sales. We may experience order deferrals or loss of sales as a result of lengthening sales cycles.

 We are entirely dependent on market acceptance of our content-smart networking solutions and, as a result, a decline in sales or lack of market acceptance of these solutions could cause our sales to fall.

   To date, our content-smart networking products and related services have accounted for all of our net sales. We anticipate that revenues from our current product family and services will continue to constitute substantially all of our net sales for the foreseeable future. As a result, a decline in the prices of, or demand for, our current product family and services, or their failure to achieve broad market acceptance, would seriously harm our business. As of January 31, 2001, the CacheFlow 600, 700, 6000, and 7000 Series products are the only products that we currently sell. Our CacheFlow 100 and 500 Series products, which have historically accounted for a substantial portion of our net sales, have been discontinued and replaced by our CacheFlow 600 and 700 Series products that were introduced in September 2000. The 6000 and 7000 Series products that were introduced in November 2000 replaced our CacheFlow 3000 and 5000 Series products, which have also historically accounted for a significant portion of our net sales. We cannot be certain that our CacheFlow 600, 700, 6000 or 7000 Series products will continue to achieve any significant degree of market acceptance.

 A continued downturn in macroeconomic conditions could adversely impact our existing and potential customers' ability and willingness to purchase our products, which would cause a decline in our sales.

   U.S. economic growth slowed significantly in the past several months. In addition, there is uncertainty relating to the prospects for near-term U.S. economic growth. This slowdown and uncertainty contributed to delays in decision-making by our existing and potential customers and a resulting decline in our sales for the quarter ended January 31, 2001. Continued uncertainty or a continued slowdown could result in a further decline in our sales and our operating results could again be below the expectations of public market analysts and investors. Our stock price has materially declined as a result of our most recent quarterly operating results, and our stock price may continue to decline in the event that we fail to meet the expectations of public market analysts or investors in the future.

 If we are unable to introduce new products and services that achieve market acceptance quickly, we could lose existing and potential customers and our sales would decrease.

   We need to develop and introduce new products and enhancements to existing products on a timely basis that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers. We intend to extend the offerings under our product family in the future, both by introducing new products and by introducing enhancements to our existing products. However, we may experience difficulties in doing so, and our inability to timely and cost-effectively introduce new products and product enhancements, or the failure of these new products or enhancements to achieve market acceptance, could seriously harm our business. Life cycles of our products are difficult to predict, because the market for our products is new and evolving and characterized by rapid technological change, frequent enhancements to existing products and new product introductions, changing customer needs and evolving industry standards. The introduction of competing products that employ new technologies and emerging industry standards could render our products and services obsolete and unmarketable or shorten the life cycles of our products and services. The emergence of new industry standards might require us to redesign our products. If our products are not in compliance with industry standards that become widespread, our customers and potential customers may not purchase our products.

 Because we depend on several third-party manufacturers to build portions of our products, we are susceptible to manufacturing delays and sudden price increases, which could prevent us from shipping customer orders on time, if at all, and may result in the loss of sales and customers.

   We rely on several third-party manufacturers to build portions of our products. If we or our suppliers are unable to manage the relationships with these manufacturers effectively or if these manufacturers fail to meet our future requirements for timely delivery, our business would be seriously harmed. We have no written agreement with any of these manufacturers and they fulfill our supply requirements on the basis of individual purchase orders from us. Accordingly, these manufacturers are not obligated to continue to fulfill our supply requirements, and the prices we are charged for these components could be increased on short notice. Any interruption in the operations of any one of these manufacturers would adversely affect our ability to meet our scheduled product deliveries to our customers, which could cause the loss of existing or potential customers and would seriously harm our business. In addition, the products that these manufacturers build for us may not be sufficient in quality or in quantity to meet our needs. Our delivery requirements could exceed the capacity of these manufacturers, which would likely result in manufacturing delays, which could result in lost sales and the loss of existing and potential customers. We cannot be certain that these manufacturers or any other manufacturer will be able to meet the technological or delivery requirements of our current products or any future products that we may develop and introduce. The inability of these manufacturers or any other of our contract manufacturers in the future to provide us with adequate supplies of high-quality products, or the loss of any of our contract manufacturers in the future, would cause a delay in our ability to fulfill customer orders while we attempt to obtain a replacement manufacturer. Delays associated with our attempting to replace or our inability to replace one of our manufacturers would seriously harm our business.

 We may experience production delays, quality control problems and capacity constraints in manufacturing and assembling our products, which could result in a decline of sales.

   We currently conduct some of the final assembly and testing of our products at our headquarters in Sunnyvale, California. We have transitioned manufacturing and assembly for some of our products to a third party manufacturer and we may transition additional manufacturing and assembly to this manufacturer in the future. If we were unable to do so or if we were unable to identify alternate vendors for manufacturing and assembly, we would be required to make additional capital investments in new or existing facilities. To the extent any capital investments are required, our gross margins and, as a result, our business could be seriously harmed. We may experience production interruptions or quality control problems in connection with any transition of final assembly, either of which would seriously harm our business. Our vendor or we may experience substantial assembly capacity constraints. In the event of any capacity constraints we may be unable to accept certain orders from, and deliver products in a timely manner to, our customers. This could result in the loss of existing or potential customers and would seriously harm our business.

 Because some of the key components in our products come from limited sources of supply, we are susceptible to supply shortages or supply changes, which could disrupt or delay our scheduled product deliveries to our customers and may result in the loss of sales and customers.

   We currently purchase several key parts and components used in the manufacture of our products from limited sources of supply. For example, we purchase custom power supplies and Intel hardware for use in all of our products. The introduction by Intel or others of new versions of their hardware, particularly if not anticipated by us, could require us to expend significant resources to incorporate this new hardware into our products. In addition, if Intel or others were to discontinue production of a necessary part or component, we would be required to expend significant resources in locating and integrating replacement parts or components from another vendor. Qualifying additional suppliers for limited source components can be time-consuming and expensive. Any of these events would be disruptive to us and could seriously harm our business. Further, financial or other difficulties faced by these suppliers or unanticipated demand for these parts or components could limit the availability of these parts or components. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would seriously harm our ability to meet our scheduled product deliveries to our customers.

 Our use of rolling forecasts could lead to excess or inadequate inventory, which could seriously harm our business.

   We use rolling forecasts based on anticipated product orders, product order history and backlog to determine our materials requirements. Lead times for the parts and components that we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If actual orders do not match our forecasts, we may have excess or inadequate inventory of some materials and components, which would increase our costs or prevent or delay product shipments and could seriously harm our business.

 We are dependent upon key personnel and we must attract, assimilate and retain other highly qualified personnel in the future or our ability to execute our business strategy or generate sales could be harmed.

   Our business could be seriously disrupted if we do not maintain the continued service of our senior management, research and development and sales personnel. Michael Johnson, our vice president and chief financial officer, has announced his intention to leave our company as soon as his successor is named. We are currently searching for a replacement for Mr. Johnson. All of our employees are employed on an "at-will" basis. Our ability to conduct our business also depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. New hires frequently require extensive training before they achieve desired levels of productivity, so a high employee turnover rate could seriously impair our ability to operate and manage our business. We are particularly dependent on hiring additional personnel to increase our direct sales and research and development organizations. Competition for personnel is intense, especially in the San Francisco Bay Area, and we may fail to retain our key employees, or attract, assimilate or retain other highly qualified personnel in the future. If so, our business would be seriously harmed.

 In order to manage our growth and expansion, we will need to improve and implement new systems, procedures and controls, which could be time-consuming and costly.

   We have expanded our operations rapidly since the inception of our company and we currently intend to continue this expansion. This expansion of our operations has placed and is expected to continue to place a significant strain upon our management systems and financial and operational resources. If we are unable to effectively manage future growth and expansion, our business will be seriously harmed. We currently have research and development facilities in Sunnyvale, California; Redmond, Washington and Waterloo, Ontario, Canada. The coordination and management of these product development organizations that are located at different sites requires significant management attention and coordination, particularly from our managerial and engineering organizations. If we are unable to coordinate and manage these separate development organizations, our business will be seriously harmed.

   Our ability to compete effectively and to manage future expansion of our operations will require us to continue to improve our financial and management controls, reporting systems and procedures on a timely basis, and expand, train and manage our employee work force. The number of our employees increased from 40 at April 30, 1998 to 553 at January 31, 2001, and while we recently announced a reduction in force which will decrease our headcount in the near term, we anticipate a further increase in our headcount in the long-term. In March 2000, we implemented a new enterprise resource planning software system that replaced substantially all of our business and manufacturing systems. While we have not had significant problems to date, we may encounter difficulties in transitioning to the new enterprise resource planning software system. Even after we implement this system, our personnel, systems, procedures and controls may be inadequate to support our future operations.

 If we fail to expand our direct and indirect sales channels, our sales will not grow.

   We need to substantially expand our direct sales operations, both domestically and internationally, in order to increase market awareness and sales of our products and services. Our products and services require a sophisticated sales effort targeted at senior management of our customers. We have recently expanded our direct sales force and plan to hire additional sales personnel. New hires will require extensive training and typically take several months to achieve productivity. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. If we fail to increase our direct sales capabilities as we have planned, our business will be seriously harmed.

   We also need to expand our indirect sales channels, and if we fail to do so our ability to market and sell our products could be seriously harmed. We depend on our indirect sales channels, which include resellers, systems integrators and original equipment manufacturers, for a significant percentage of our net sales. Our agreements with our indirect channel partners are generally not exclusive and in many cases may be terminated by either party without cause. Many of these indirect channel partners do not have minimum purchase or resale requirements and carry products that are competitive with our products. These resellers may not give a high priority to the marketing of our products or may not continue to carry our products. They may give a higher priority to other products, including the products of competitors. We may not retain any of our current indirect channel partners or successfully recruit new indirect channel partners. Events or occurrences of this nature could seriously harm our business.

 If we are unable to expand our customer service and support organization, we may not be able to retain our existing customers or attract new customers, and our sales may decline.

   We currently have a small customer service and support organization and will need to increase our capabilities to support new customers and the expanding needs of our existing customers. If we are unable to expand our customer service and support organization, we may not be able to retain our existing customers or attract new customers.

 We may not be able to enter into new international markets or generate a significant level of sales from the international markets in which we currently operate.

   For the quarter ended January 31, 2001, sales to customers outside of the United States and Canada accounted for approximately 66% of our net sales. We expect international customers to continue to account for a significant percentage of net sales in the future, but we may fail to maintain or increase international market demand for our products. Also, because our international sales are currently denominated in United States dollars, an increase in the value of the United States dollar relative to foreign currencies could make our products more expensive and, therefore, potentially less competitive in international markets, and this would decrease our international sales. Our ability to expand international sales depends on our ability to expand our international operations, including establishing manufacturing assembly capabilities overseas, hiring international personnel and recruiting additional international resellers. To the extent we are unable to do so in a timely manner, our growth, if any, in international sales will be limited and our business could be seriously harmed. In addition, if we fail to expand and improve our worldwide operating systems, our ability to accurately forecast sales demand, manage our supply chain and record and report financial and management information will be adversely affected, seriously harming our business.

 Undetected software or hardware errors could cause us to incur significant warranty and repair costs and negatively impact the market acceptance of our products.

   Our products may contain undetected software or hardware errors. These errors may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. The occurrence of these problems could result in the delay or loss of market acceptance of our products and would likely seriously harm our business. All of our products operate on our internally developed CacheOS operating system. As a result, any error in CacheOS will affect all of our products. We have experienced minor errors in the past in connection with new products. We expect that errors will be found from time to time in new or enhanced products after commencement of commercial shipments.

 We could be subject to product liability claims, which are time-consuming and costly to defend.

   Our customers install our content-smart networking solutions directly into their network infrastructures. Any errors, defects or other performance problems with our products could negatively impact the networks of our customers or other Internet users, resulting in financial or other damages to these groups. These groups may then seek damages from us for their losses. If a claim were brought against us, we may not have sufficient protection from statutory limitations, or license or contract terms with our customers and any unfavorable judicial decisions could seriously harm our business. However, a product liability claim brought against us, even if not successful, would likely be time-consuming and costly. A product liability claim could seriously harm our business reputation.

 Risks Associated with Acquisitions

   We consummated mergers with SpringBank Networks, Inc. in June 2000 and Entera, Inc. in December 2000. If we fail to develop and integrate the technology of these companies into our products and services, our quarterly and annual operating results may be adversely affected. Other risks we may face with respect to our mergers with these companies include the potential disruption of our ongoing business and distraction of management; the difficulty of assimilating personnel; and the maintenance of uniform standards, corporate cultures, controls, procedures and policies. Our inability to address any of these risks successfully could harm our business.

   We may also make additional acquisitions in the future. Acquisitions of companies, products or technologies entail numerous risks, including an inability to successfully assimilate acquired operations and products, diversion of management's attention, loss of key employees of acquired companies and substantial transaction costs. Some of the products acquired may require significant additional development before they can be marketed and may not generate revenue at levels anticipated by us. Moreover, future acquisitions by us may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in significant amortization expense. Any of these problems or factors could seriously harm our business.

 If the protection of our proprietary technology is inadequate, our competitors may gain access to our technology, and our market share could decline.

   We depend significantly on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, copyright and trademark laws and patents. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents that may be issued to us or our other intellectual property.

   We presently have several pending United States patent applications and several pending patent applications in foreign patent offices. Several patent applications pending before the United States Patent Office have been allowed and are expected to issue as United States patents.

   We cannot assure you that any U.S. or international patent will be issued from these applications. Even if patents are issued, we cannot assure you that we will be able to detect any infringement or, if infringement is detected, that patents issued will be enforceable or that any damages awarded to us will be sufficient to adequately compensate us.

   There can be no assurance or guarantee that any products, services or technologies that we are presently developing, or will develop in the future, will result in intellectual property that is protectable under law, whether in the United States or a foreign jurisdiction, that this intellectual property will produce competitive advantage for us or that the intellectual property of competitors will not restrict our freedom to operate, or put us at a competitive disadvantage.

   We rely on technology that we license from third parties, including software that is integrated with internally developed software and used in CacheOS to perform key functions. For example, we license subscription filtering technology from Secure Computing. If we are unable to continue to license any of this software on commercially reasonable terms, we will face delays in releases of our software or will be required to drop this functionality from our software until equivalent technology can be identified, licensed or developed, and integrated into our current product. Any of these delays could seriously harm our business.

   There has been a substantial amount of litigation in the technology industry regarding intellectual property rights. It is possible that in the future third parties may claim that we or our current or potential future products infringe their intellectual property. We expect that companies in the Internet and networking industries will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business.

 If we are unable to raise additional capital, our ability to effectively manage our growth or enhance our products could be harmed.

   At January 31, 2001, we had approximately $42.8 million in cash and cash equivalents and $52.6 million in short-term investments. We believe that these amounts will enable us to meet our capital requirements for at least the next twelve months. However, if cash is used for acquisitions or other unanticipated uses, we may need additional capital. The development and marketing of new products and the expansion of indirect channels and associated support personnel will require a significant commitment of resources. In addition, if the market for content-smart networking solutions develops at a slower pace than anticipated or if we fail to establish significant market share and achieve a meaningful level of sales, we could be required to raise substantial additional capital. We cannot be certain that additional capital will be available to us on favorable terms, or at all. If we were unable to raise additional capital when we require it, our business would be seriously harmed.

Risks Related to the Content-Smart Networking Industry

 The market for content-smart networking solutions is new and unpredictable, and if this market does not develop as we anticipate, our sales may not grow.

   Sales of our products depend on increased demand for content-smart networking solutions. The market for content-smart networking solutions is a new and rapidly evolving market. If the market for content-smart networking solutions fails to grow as we anticipate, or grows more slowly than we anticipate, our business will be seriously harmed. In addition, our business will be harmed if the market for content-smart networking solutions continues to be negatively impacted by uncertainty surrounding U.S. economic growth. Because this market is new, we cannot predict its potential size or future growth rate. Our ability to generate net sales in this emerging market will depend on, among other things, our ability to:

  . educate potential end users and indirect channel partners about the benefits of content-smart networking solutions, which has become more challenging as content-smart networking technologies have become increasingly complex;

  . continue to develop our direct sales channel; and

  . establish and maintain relationships with leading indirect channel partners.

 The legal environment in which we operate is uncertain and claims against us could cause our business to suffer.

   Our products operate in part by storing material available on the Internet and making this material available to end users from our appliance. This creates the potential for claims to be made against us, either directly or through contractual indemnification provisions with customers, for defamation, negligence, copyright or trademark infringement, personal injury, invasion of privacy or other legal theories based on the nature, content or copying of these materials. It is also possible that if any information provided through any of our products contains errors, third parties could make claims against us for losses incurred in reliance on this information. Our insurance may not cover potential claims of this type or be adequate to protect us from all liability that may be imposed.

 The adoption of laws that impose taxes on Internet commerce could adversely affect our business.

   Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. Many of our customers are engaged in Internet commerce, and any taxes imposed on them may adversely impact their businesses and may result in order cancellations or postponements of product purchases by them, which would seriously harm our business. Laws regarding the Internet remain largely unsettled and the adoption or modification of laws or regulations relating to the Internet, or interpretations of existing law, could seriously harm our business.

 Because sales of our products are dependent on the increased use and widespread adoption of the Internet, if use of the Internet does not develop as we anticipate, our sales may not grow.

   Sales of our products depend on the increased use and widespread adoption of the Internet. Our business would be seriously harmed if the use of the Internet does not increase as anticipated or if our ISP customers' Internet-related services are not well received by the marketplace. The acceptance and use of the Internet in international markets, where we derive a large portion of our net sales, are in earlier stages of development than in the United States. If the Internet fails to gain sufficient acceptance in international markets, our business could be seriously harmed. The resolution of various issues concerning the Internet will likely affect the use and adoption of the Internet. These issues include security, reliability, capacity, congestion, cost, ease of access and quality of service. For example, in the past certain popular websites experienced denial-of-service attacks, which called into question the ability of these and other websites to ensure the security and reliability of their on-line businesses. Even if these issues are resolved, if the market for Internet-related products and services fails to develop, or develops at a slower pace than anticipated, our business would be seriously harmed.

 Governmental regulation of the communications industry may negatively affect our customers and result in decreased demand for our products, which would cause a decline in our sales.

   The jurisdiction of the Federal Communications Commission, or FCC, extends to the communications industry, to our customers and to the products that our customers sell. Future regulations set forth by the FCC or other regulatory bodies may adversely affect Internet-related industries. Regulation of our customers may seriously harm our business. For example, FCC regulatory policies that affect the availability of data and Internet services may impede our customers' penetration into some markets. In addition, international regulatory bodies are beginning to adopt standards for the communications industry. The delays that these governmental processes entail may cause order cancellations or postponements of product purchases by our customers, which would seriously harm our business.

Risks Related to Securities Markets

 Our stock price is volatile and, as a result, you may have difficulty evaluating the value of our stock, and the market price of our stock may decline.

   Since our initial public offering in November 1999 through February 15, 2001, the closing market price of our common stock has fluctuated significantly between $7.56 and $164.69. The market price of the common stock may fluctuate significantly in response to the following factors:

  . variations in our quarterly operating results;

  . changes in financial estimates or investment recommendations by securities analysts;

  . changes in market valuations of Internet-related and networking companies;

  . announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . loss of a major customer;

  . additions or departures of key personnel; and

  . fluctuations in stock market prices and volumes.

 Our stock price volatility may make us susceptible to class action litigation, which is time-consuming and costly to defend.

   In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of the company's securities. We may in the future be the target of similar litigation. If we become engaged in securities class action litigation, our management's attention and resources may be diverted and we may incur substantial costs, resulting in serious harm to our business.

                           FORWARD-LOOKING STATEMENTS

   This prospectus, including the documents incorporated by reference herein, contains forward-looking statements that involve risks and uncertainties. Statements contained in this Prospectus or incorporated by reference herein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the 1934 Act, including statements regarding CacheFlow's financial outlook, competitive position, business strategies, expectations, beliefs, intentions or other strategies regarding the future. All forward-looking statements included in this document are based on information available to CacheFlow on the date hereof, and CacheFlow assumes no obligation to update any such forward-looking statements. CacheFlow's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in this prospectus under "Risk Factors." You should carefully consider the risks described in the "Risk Factors" section, in addition to the other information set forth in this prospectus and incorporated by reference herein, before making an investment decision.

                                USE OF PROCEEDS

   All net proceeds from the sale of CacheFlow common stock will go to the stockholders that offer and sell their shares. Accordingly, CacheFlow will not receive any proceeds from the sale of the shares by the selling stockholders.

                              SELLING STOCKHOLDERS

   The following table sets forth certain information, as of February 16, 2001, with respect to the number of shares of common stock owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. See "Plan of Distribution."

   The shares being offered by the selling stockholders were acquired from CacheFlow in our acquisition of SpringBank Networks, Inc., pursuant to an Agreement and Plan of Reorganization signed on June 3, 2000. The shares of common stock were issued pursuant to an exemption from the registration requirements of the Securities Act. The selling stockholders represented to CacheFlow that they were acquiring the shares for investment and with no present intention of distributing the shares.

   CacheFlow has filed with the SEC, under the Securities Act, a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the shares from time to time on The Nasdaq National Market or in privately-negotiated transactions. CacheFlow has agreed to use its best efforts to keep such registration statement effective until the earlier of such time as
(i) all the shares have been sold or (ii) any portion of the shares may be sold under Rule 144 of the Securities Act.

   The Shares offered by this prospectus may be offered from time to time by the selling stockholders named below:

                               Shares
                            Beneficially                 Shares Beneficially
                           Owned Prior to                  Owned After the
                              Offering                       Offering**
                          -----------------              ----------------------
                                             Number of
Name and Address of       Number of         Shares Being Number of
Selling Stockholders***    Shares   Percent   Offered      Shares     Percent
-----------------------   --------- ------- ------------ ----------   ---------
Entities affiliated with   220,587      *     220,587               0         --
 Sequoia Capital(1).....
 2460 Sand Hill Road
 Suite 102
 Menlo Park, CA 94025


Marshall Smith..........     1,020      *       1,020               0         --
 26535 Weston Drive
 Los Altos, CA 94022


Joanne Knight...........       680      *         680               0         --
 793 View Street
 Mountain View, CA 94043


  Total.................   222,287            222,287

--------
*  Less than 1%.
** Assumes sale of all the shares offered; however, the selling stockholders may or may not sell all or any of the offered shares.
*** Includes limited partners, donees and pledgees selling shares that are received from a named selling stockholder.
(1) Includes 164,801 shares held by Sequoia Capital IX, 30,419 shares held by Sequoia Capital IX Principals Fund and 25,367 shares held by Sequoia Capital Entrepreneurs Fund.

                              PLAN OF DISTRIBUTION

   The term "selling stockholders," as used in this prospectus, includes limited partners, donees and pledgees selling shares that are received from a named selling stockholder.

   The shares offered hereby may be sold by the selling stockholders at various times in one or more of the following transactions:

  . In the over-the-counter market;

  . On the Nasdaq National Market;

  . In privately negotiated transactions; or

  . In a combination of any of the above transactions.

   The selling stockholders may sell their shares at market prices prevailing at the time of the sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

   The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

                                 LEGAL MATTERS

   The legality of the securities offered hereby will be passed upon for CacheFlow by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                    EXPERTS

   The consolidated financial statements of Cacheflow Inc. appearing in Cacheflow Inc.'s Annual Report (Form 10-K) for the year ended April 30, 2000 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

   The audited historical financial statements of Entera, Inc., incorporated in this Prospectus by reference to Cacheflow Inc.'s Current Report on Form 8-K/A dated February 15, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov."

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1. Annual Report on Form 10-K for the year ended April 30, 2000, filed on July 28, 2000.

     2. Current Report on Form 8-K, filed June 19, 2000.

     3. Amended Current Report on Form 8-K/A, filed August 21, 2000.

     4. Quarterly Report on Form 10-Q for the quarter ended July 31, 2000, filed on September 8, 2000.

     5. Quarterly Report on Form 10-Q for the quarter ended October 31, 2000, filed on December 15, 2000.

     6. Current Report on Form 8-K, filed December 21, 2000.

     7. Amended Current Report on Form 8-K/A, filed February 15, 2001.

     8. Current Report on Form 8-K, filed February 16, 2001.

     9. The description of CacheFlow capital stock contained in CacheFlow's registration statement on Form 8-A, dated November 16, 1999, including any amendment or report updating such description.

   You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (408) 220-2200 or by writing to us at the following address:

     CacheFlow Inc.
     650 Almanor Avenue
     Sunnyvale, CA 94086
     Attn: Investor Relations

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                 222,287 Shares

                                 CACHEFLOW INC.

                                  Common Stock

                               ----------------

                               February 28, 2001

                               ----------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------